

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

Via E-Mail
Mr. Jerry P. Rebel
Chief Financial Officer
Jack In The Box Inc.
9330 Balba Avenue
San Diego, California 92123

> **Re: Jack In The Box Inc.**
> **Form 10-K for the year ended October 2, 2011**
> **Filed November 23, 2011**
> **File No. 001-09390**

Dear Mr. Rebel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended October 2, 2011

Risks Related to Food Costs, page 11

1. In future filings, please quantify, if applicable, the percentage increase in commodity costs and identify those commodities, such as beef, which have recently experienced significant inflation. Also, discuss your exposure to commodity inflation to the extent you do not have fixed price contracts for purchases of material commodities. In your response, please provide us with your proposed revised disclosure.

Item 7. Management's Discussion and Analysis, page 21

2. We note your disclosure on page 11 that you attempt to manage commodity costs by use of "long-term fixed price contracts and strong category management and purchasing

fundamentals." However, we did not locate disclosure describing how you have addressed your exposure to rising commodity costs and inflation. In future filings, please discuss all known trends in beef and other commodity prices which have materially affected, or could materially affect, your results of operations. In this regard, please discuss the extent to which you have entered into fixed-price contracts or employed other strategies to limit your exposure to commodity inflation. Please include in your discussion of fixed price contracts the percentage of annual purchases covered by the fixed-price contracts and the expiration date of the contracts. In your response, please provide us with your proposed revised disclosure.

Note 12. Shared-Based Employee Compensation, page F-30

3. We note from the disclosure included on page F-31 that during fiscal 2009, the Company modified the performance periods and goals of its outstanding performance-vested stock awards to address challenges associated with establishing long-term performance measures. We also note that as a result of these modifications and changes to expectations regarding achievement levels, a $2.2 million reduction to stock-based compensation expense was recognized in the Company's financial statements. Please tell us in further detail the nature and terms of the modifications that were made to the performance periods and goals of the Company's outstanding performance-vested stock awards. Also, please explain in further detail how the Company calculated or determined the $2.2 million reduction in expense that was recognized in connection with the modifications of the awards.

Report on Form 8-K dated November 21, 2011

4. We note that you discuss the non-GAAP measure, operating earnings per share, which the Company defines as diluted earnings per share on a GAAP basis less gains from refranchising, in its earnings release furnished as Exhibit 99.1 to your Report on Form 8-K. Please revise future filings to explain why management believes this non-GAAP measure provides useful information to potential investors and disclose the additional purposes for which management uses this non-GAAP measure. In addition, please revise future filings to include a reconciliation of this non-GAAP measure to the most comparable GAAP measure. Refer to the guidance outlined in Regulation G and Instruction 2 to Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief